NO ACT

12-18-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000152

DIVISION OF
CORPORATION FINANCE



February 4, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-04-2013

Re: General Electric Company
Incoming letter dated December 18, 2012

Dear Mr. Mueller:

This is in response to your letters dated December 18, 2012 and December 21, 2012 concerning the shareholder proposal submitted to GE by Albert C. Jones. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Albert C. Jones
americadiversityplace@gmail.com

February 4, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: General Electric Company
Incoming letter dated December 18, 2012

The proposal requests that the "eBook Proposal" be presented for a shareholder vote, along with other matters.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 21, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
*Supplemental Letter Regarding Shareowner Proposal of Albert C. Jones*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is intended to supplement the no-action request (the "No-Action Request") submitted to the staff of the Division of Corporation Finance (the "Staff") on December 18, 2012 on behalf of our client, General Electric Company (the "Company"), in response to the shareowner proposal (the "Proposal") and statements in support thereof received from Albert C. Jones (the "Proponent").

After the submission of the No-Action Request, the Proponent indicated that he believed additional materials that he had provided to the Company were relevant and should be included in the submission to the Staff. The additional correspondence and materials from the Proponent are attached hereto. Exhibit A is the email from the Proponent received on December 18, 2012 requesting that we amend the No-Action Request exhibits to include the "Man at Work" chronology. Exhibit B contains the email from the Proponent received on December 19, 2012 and the Proponent's written request in response to the No-Action Request. Exhibit C contains the additional material that the Proponent requested be provided to the Staff, consisting of an email from the Proponent received on November 30, 2012 and the "Man at Work" chronology and the front page of The Diversity Times from January 2009, which were attached to the Proponent's November 30 email.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Rev. Albert C. Jones, America, The Diversity Place

**EXHIBIT A**

**From:** Albert Jones <americadiversityplace@gmail.com>
**Sent:** Tuesday, December 18, 2012 10:16 PM
**To:** Thamodaran, Aarthy S.
**Cc:** Zyskowski, Lori (GE, Corporate)
**Subject:** Re: General Electric Company (Jones)

Mr. Thamodaran and Ms. Zyskowski,

Please amend exhbits to include "Man at Work" chronology.

Love,

Rev. Albert C. Jones

On Tue, Dec 18, 2012 at 6:55 PM, Thamodaran, Aarthy S. <AThamodaran@gibsondunn.com> wrote:

Attached please find a copy of the no-action request we submitted today on behalf of our client, General Electric Company. A copy of this letter also is being sent to you via UPS.

Sincerely,

**Aarthy S. Thamodaran**

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3594 • Fax +1 202.530.4201
AThamodaran@gibsondunn.com • www.gibsondunn.com

---



---

--
Albert C. Jones
Publisher
America, The Diversity Place
130 South 500 East Suite 307

Salt Lake City Utah 84102
(801) 364-4187

www.americadiversityplace.com

americadiversityplace@gmail.com

GIBSON DUNN

**EXHIBIT B**

**From:** Albert Jones <americadiversityplace@gmail.com>
**Sent:** Wednesday, December 19, 2012 6:40 AM
**To:** Thamodaran, Aarthy S.
**Subject:** Re: General Electric Company (Jones)
**Attachments:** Albert C. Jones-GE-12-19-2012.pdf

Mr. Thamodaran and Ms. Zyskowski,
Attached is a written request in response to the SEC letter dated December 18, 2012.

Please act accordingly.
Love,
Rev. Albert C. Jones

On Tue, Dec 18, 2012 at 8:16 PM, Albert Jones <americadiversityplace@gmail.com> wrote:
Mr. Thamodaran and Ms. Zyskowski,

Please amend exhbits to include "Man at Work" chronology.

Love,

Rev. Albert C. Jones

On Tue, Dec 18, 2012 at 6:55 PM, Thamodaran, Aarthy S. <AThamodaran@gibsondunn.com> wrote:

Attached please find a copy of the no-action request we submitted today on behalf of our client, General Electric Company. A copy of this letter also is being sent to you via UPS.

Sincerely,


**Aarthy S. Thamodaran**

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3594 • Fax +1 202.530.4201
AThamodaran@gibsondunn.com • www.gibsondunn.com

--
Albert C. Jones
Publisher
America, The Diversity Place
130 South 500 East Suite 307
Salt Lake City Utah 84102
(801) 364-4187

www.americadiversityplace.com

americadiversityplace@gmail.com

--
Albert C. Jones
Publisher
America, The Diversity Place
130 South 500 East Suite 307
Salt Lake City Utah 84102
(801) 364-4187

www.americadiversityplace.com

americadiversityplace@gmail.com



Rev. Albert C. Jones
130 South 500 East Suite 307
Salt Lake City, UT 84102
(801) 364-4187
**americadiversityplace@gmail.com**

December 19, 2012

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Aarthy S. Thamodaran
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036

Dear Ms. Zyskowski and Mr. Thamodaran:

The December 18, 2012 letter to the Security and Exchange Commission, in response to my GE shareowner proposal, is beautiful and wonderfully constructed for nationwide public discourse.

The gargantuan language, at long last, is characteristic of David facing the first experience of his immemorial. He would later become the "Great King." Moreover, such prose, on first read — to be scrutinized exegetically in the future — produces rich dialogue for the third act of a four-act drama.

We are amazed.

There is one request, however, for amending the proposal and that is to add the "Man at Work" chronology and the PDF front page of The Diversity Times, January 2009, emailed on November 30, 2012. Combined, the documents support and verify call to mission for the purpose of advancing education in the United States.

This appendage, it is certain, may necessarily be delayed and carried out upon appeal.

Respectfully with love,

Rev. Albert C. Jones

GIBSON DUNN

**<u>EXHIBIT C</u>**

**From:** Albert Jones <americadiversityplace@gmail.com>
**Sent:** Friday, November 30, 2012 7:07 AM
**To:** Zyskowski, Lori (GE, Corporate)
**Subject:** Man at Work from America, The Diversity Place
**Attachments:** Man at Work-America, The Diversity Place-11-2012.pdf; The Diversity Times-1-2009-222.pdf

Ms. Zyskowski,

Attached is "Man at Work," which chronicles "mileposts" of America, The Diversity Place, and January 2009 front page of The Diversity Times.

Thanks for the phone time yesterday. It was refreshing and most pleasant.

If your management team requests, the Generational Plan of America, The Diversity Place, with its executive summary, is forthcoming.

Best regards,

--

Albert C. Jones
Publisher
America, The Diversity Place
130 South 500 East Suite 307
Salt Lake City Utah 84102
(801) 364-4187

www.americadiversityplace.com

americadiversityplace@gmail.com

## Man at Work: **We Are America, The Diversity Place, The eBook**



### Mileposts: America, The Diversity Place — November 30, 2012

• Starting in April 2009, letters were sent out announcing The Diversity Times, a monthly newspaper published in Utah, ceased publication with the February 2009 issue. We had published a special 32-page "Utah Salute to President-elect Obama" (January 2009) and went to Washington, D.C. to cover Utahns at the inauguration.

• In lead cover story, January 2009, The Diversity Times, Malique McCoy, student a Joel P. Jensen Middle School in West Jordan, noticed what a difference a day makes. McCoy declares to his grandmother that he, too, can be president of the United States.

• Being among the millions who came to the District of Columbia for the inauguration, we saw "America, The Diversity Place." When we returned to Utah, we were hopeful about capturing the diverse and multicultural marketplace witnessed at the inauguration. The shift from print to Internet was a timely transition because the print industry is fading fast.

• America, The Diversity Place, online-only, formed as a national publication with the mission of reporting "Diversity in Action" and "Multicultural Across the Nation" and goal of a readership of 1 million. Later, we termed it documenting "Stories of America."

• Between August 1, 2009 and January 7, 2011, "On the Road: People Bridges to People," the first nationwide project of America, The Diversity Place, documented "Stories of America" and "Multicultural Voices Across the Nation" in the 48 states of the continental United States. Website launched July 1, 2009.

• On November 11, 2009, hand-delivered partnership proposal to Paul Allen, owner, Portland Trailblazers. Completed hand-delivery of partnership proposals to all 30 teams, July 19, 2010, Toronto Raptors, attached to Western New York (Buffalo), hand-delivered to Larry Tanenbaum, Chairman, Maple Leaf Sports and Entertainment. September 9, 2011, Greg Miller, CEO, Larry H. Miller Group of Companies, including Utah Jazz.

• Interview and photo session with Dr. Henrietta Mann, president of Cheyenne and Arapaho Tribal College, on March 15, 2010 in Weatherford, Oklahoma. Mann returned to reservation from professorship and long-time administrative position at Montana State University. CATC began offering classes August 25, 2006. Spoke with Dr. Mann later, committing to help with campus development. CATC holds classes at Southwest Oklahoma State University.

• "On the Road" started in Utah and finished on Vail Mountain in Colorado, which is symbolic of "the snow-capped Rockies of Colorado" in Dr. Martin Luther King Jr.'s "I Have A Dream" speech. Hundreds of stories written and more than 150,000 photos taken during "On the Road: People Bridges to People."

• In January 2011, we temporarily relocated to Washington, D.C. to advance the mission of America, The Diversity Place. There, Generational Plan of America, The Diversity Place was written as a strategic plan to increase graduation rates among students who will mature in 2028.

• Collegiate Bridges to Underrepresented Student Population, a nonprofit, is included in the Generational Plan and will direct the education advancement objective of America, The Diversity Place, mainly increasing high school graduation rates of students who will mature in 2028.

• First draft of script for film documentary, "We are America, The Diversity Place: The Elders Speak and Our Children Sing," was written in spring of 2011.

## Man at Work: **We Are America, The Diversity Place, The eBook**

**Mileposts: America, The Diversity Place — November 30, 2012**

• Generational Plan has development component that supports four education partners of America, The Diversity Place: OrchKids of the Baltimore Symphony Orchestra; Eunice K. Shriver National Center for Community and Caring at the University of Utah; formation of "Urban Policy Institute" at Southern Utah University; and Cheyenne and Arapaho Tribal College in Weatherford, Oklahoma. Development through nationwide marketing campaign, "Day in the Week: eBook Week in America," will also support launch of "Collegiate Bridges to Underrepresented Student Populations."

• We sought partnership to advance Generational Plan of America, The Diversity Place with The White House through Valerie B. Jarrett, Senior Advisor, Assistant to the President, Intergovernmental Affairs and Public Engagement.

• Completed lead essay, "Stay," for eBook, "We Are America, The Diversity Place," December 14, 2011.

• February 22, 2012, we held teleconference with Vice President of Human Resources/Chief Diversity Officer and the Director of Diversity with national telecommunications company. Agenda included partnership for "Day in the Week: eBook Week in America" and marketing 1 million copies of eBook to support Generational Plan objectives. (Return to us after Collegiate Bridges is brought forward from Generational Plan).

• We returned offices of America, The Diversity Place to Salt Lake City on June 20, 2012. Immediately began incorporating Collegiate Bridges to Underrepresented Student Populations assisted by Dr. Leslie Whited, President/Diaconal Minister, Lutheran Social Service of Utah.

• America, The Diversity Place seeks formation of board of trustees, three in Utah and four nationally, to guide Collegiate Bridges to Underrepresented Student Populations.

• We first requested logistic support from Navy Diversity and Inclusion, Department of Navy, Washington, D.C., on April 12, 2012. Commander Elizabeth Gracia introduced America, The Diversity Place via email to Cornell Galloway, Director of Events Marketing, Navy Recruiting Command, 5722 Integrity Dr., Millington, Tennessee, on progress of "Day in the Week: eBook Week in America." Mr. Galloway most recently updated via email sent Saturday, July 21, 2012, with follow-up phone call that next week.

• We held teleconference on September 17, 2012, teleconference with Vice President of Diversity and workforce Effectiveness of international hotel chain. Agenda included request of hotel chain to provide executive management support for "Day in the Week: eBook Week in America."

• Submitted shareowner proposal, SEC Rule 14a—8, to The General Electric Company via email on November 6, 2012, resubmitted on November 9, 2012, responding to "Deficiency Notice," resubmitted shareholder proposal with National Financial Services letter of certification on November 15, 2012.

"We request that our "eBook Proposal" is presented to shareowners for a vote. Shareowners' approval will expand GE's citizenship to include partnership in the Generational Plan of America, The Diversity Place and a lead sponsor of "Day in the Week: eBook Week in America."

• Albert C. Jones, shareowner of The General Electric Company since April 24, 2009, is available to deliver the keynote at the next annual meeting on Wednesday, April 24, 2013. (Keynote availability sent via email for Jeffrey R. Immelt, Chairman and CEO, and Brackett B. Denniston III, Secretary, on November 26, 2012.) Rev. Jones' keynote is titled "We Are America, The Diversity Place," addressing corporate social responsibility and the imperative to increase high school graduation rates in the United States in a highly competitive, technologically advanced global marketplace.

**Albert C. Jones,** Publisher

**America, The Diversity Place** **130 South 500 East Suite 307** **Salt Lake City, Utah 84102**

(801) 364-4187

americadiversityplace@gmail.com

# The Diversity Times

*January 2009* — *Multicultural Voice of Utah that reads E Pluribus Unum* — *VOL. 3 No. 7*


# *Utah Salute to Obama*

## State prepares for inauguration of 44th President of the United States



**President-elect Barack Obama** beams with assurance. His inauguration is Jan. 20, 2009. *(Photo courtesy SEI Union)*



## Inside . . .





**Rigoberta Menchú Tum**
*(Nobel Peace Prize)*



Malique McCoy thinks Barack Obama is cut out to be President. *(The Diversity Times Photo)*

# *Obama: What is the generational impact?*

## Parents and leaders weigh in

**By Albert C. Jones**
*The Diversity Times Staff*

Are there generational expectations that come with the election of Barack Obama as the 44th President of the United States?

Lillian Montes, grandmother to Malique McCoy, a student a Joel P. Jensen Middle School in West Jordan, noticed what a difference a day makes. Among things that grandmother and grandson talk about on the way to a movie, lunch or a Grizzlies hockey game was his future as a basketball player and his hope of becoming an architect.

Then Nov. 4 turned to Nov. 5 and Malique added to the conversation that he, too, could become President of the United States.

"That came from him and not me," said Montes, a full-time pastor at Iglesia Bautista Los Nuevos Peregrinos in Taylorsville. "He

jump . . . OBAMA, see Page 27

**From:** Corporation.Finance.Submission.Form.for.No-Action@clone13.sec.gov
**Sent:** Tuesday, December 18, 2012 9:10 PM
**To:** CFSubmissions
**Subject:** Request Form Input Entered on: 2012-12-18 21:09:32.
**Attachments:** General Electric Company - Jones.pdf

Form Input Entered on: 2012-12-18 21:09:32

Your name: Aarthy Thamodaran

Your phone number: 202 - 887 - 3594

InitialOrRevised: Initial

Upload File 1: General Electric Company - Jones.pdf

Upload File 2: {No Response Provided}

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Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 18, 2012

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
*Shareowner Proposal of Albert C. Jones*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") materials that purport to constitute a shareowner proposal (the "Proposal") and statements in support thereof received from Albert C. Jones ("Mr. Jones" or the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proponent has submitted several lengthy pages to the Company, and it is not clear exactly what material the Proponent intends to be his Proposal for the Company's 2013 Proxy Materials. On November 9, 2012, the Proponent submitted a letter via e-mail to the Company requesting that his "'eBook Proposal' [be] presented to shareowners for a vote." This letter also stated, "Shareowners' approval will expand GE's citizenship to include partnership in the Generational Plan of America, The Diversity Place and a lead sponsor of 'Day in the Week: eBook Week in America.'" Accompanying the November 9, 2012 letter was a five-page document titled "On the Road: People Bridges to People — The eBook Proposal" (the "eBook Proposal"). The eBook Proposal states in relevant part:

> Please accept our invitation to partner with America, The Diversity Place on "Day in the Week, eBook Week in America." This will be the first eBook Week in America and comes with the formation of the nonprofit Collegiate Bridges. The mission of Collegiate Bridges, based in Salt Lake City, is to advance educational opportunities through diversity and inclusion and multicultural initiatives outlined in the Generational Plan of America, The Diversity Place titled "We are America, The Diversity Place."

In response to a deficiency notice from the Company (1) identifying specific deficiencies in the Proponent's proof of his ownership of Company securities, (2) stating that the eBook Proposal exceeded 500 words, and (3) instructing the Proponent how to remedy these defects, the Proponent submitted a two-page letter dated November 15, 2012 on "Rev. Albert C. Jones" letterhead (the "Letter"). He also re-submitted the five-page eBook Proposal and his November 9, 2012 letter requesting that his "'eBook Proposal' [be] presented to shareowners for a vote."

The Letter states in relevant part:

> This proposal submitted by shareowner Albert C. Jones requests a vote at the annual shareholders meeting. It requests that GE partner in an initiative that further addresses a great societal concern that can only be alleviated through a simultaneous event, noting heretofore prior initiatives did not reach objectives.
>
> . . . .
>
> Shareowners of the General Electric Company are asked to vote approval of the leadership team exploring merits of incorporating the Generational Plan of America, The Diversity Place as a strategic initiative of the [C]ompany's corporate social responsibility.

Because it is unclear exactly which document the Proponent intends to be included in the Company's 2013 Proxy Materials, this no-action request analyzes both the Letter and the eBook Proposal as the "Proposal."

A copy of the November 9, 2012 correspondence from the Proponent is attached hereto as Exhibit A. The deficiency notice is attached as Exhibit B. The November 15, 2012 correspondence, including the Letter, is attached as Exhibit C. An additional correspondence that the Company received from the Proponent is attached as Exhibit D.

**BASES FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite such that voting shareowners would be unable to ascertain what actions the Company would take if the Proposal was enacted;
- Rule 14a-8(i)(4) because the Proposal is designed to result in a benefit to the Proponent or further a personal interest not shared by the other shareowners at large; and
- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

**ANALYSIS**

**I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite Such That Voting Shareowners And The Company Would Be Unable To Ascertain What Actions The Proposal Requires.**

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareowner proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions permitted the exclusion of proposals under Rule 14a-8(i)(3) where the proposal was so inherently vague and indefinite that shareowners voting on it would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal was enacted. *See Yahoo! Inc.* (avail. Mar. 26, 2008) (excluding a proposal under Rule 14a-8(i)(3) requiring the board of directors to "establish a new policy of doing business in China"); *Bank of America Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) requesting that the company "amend its GHG emissions policies"); *The Procter & Gamble Co.* (avail. Oct. 25, 2002) (excluding a proposal requesting that the company establish a fund to "provide lawyer's, clerical help witness protection, and records protection and other appropriate help" for victims based on their status as shareowners of publicly owned companies); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (excluding a proposal requesting that the company "implement a policy of improved corporate governance"). As with the proposals in the precedent cited above, it is difficult to determine what actions the Company should take based on the multiple and vague statements made in the Proposal. The Letter requests that the Company "partner in an initiative that further addresses a great societal concern that can only be alleviated through a simultaneous event." This request is impermissibly vague for several reasons, including:

- The Proponent does not describe in sufficient detail what commitments and actions are necessary for the Company to take in order to "partner" in an initiative. It is unclear whether the Company would be required to use Company funds to financially support such an initiative, or whether some other action or endorsement is required. It is further unclear whether a single endorsement of such an initiative would be sufficient to qualify as "partner[ing]" in the initiative or what amount of resources and time the Company would be required to expend on such an initiative.

- After referring to "a great societal concern" (which concern appears to be "unacceptably high dropout rates among high school students"), the Letter asserts that this concern "can only be alleviated through a simultaneous event." The Proponent offers only a vague and subjective definition of "simultaneous events" as "awakenings moments in the nation that

> also serve as cataclysmic shifts, widening avenues of citizenship while allowing for creation of new venues of citizenship accessibility." Shareowners and the Company are thus unable to determine what meaning, if any, the reference to alleviation "through a simultaneous event" is intended to add to the Proposal and whether it requires some action in addition to "partner[ing] in an initiative."

Additionally, the Letter asks that shareowners of the Company "vote approval of the leadership team exploring merits of incorporating the Generational Plan of America, The Diversity Place as a strategic initiative of the [C]ompany's corporate social responsibility." The Proposal offers no clues—much less concrete directions—as to how the Company's leadership team would incorporate the plan into its "corporate social responsibility." The Staff concurred in the exclusion of a similar proposal under Rule 14a-8(i)(3) requesting a company's board of directors to "take the necessary steps to implement a policy of improved corporate governance." *Puget Energy Inc.* (avail. Mar. 7, 2002). The proposals in both *Puget Energy* and the Proponent's Letter are so vague that, as stated in SLB 14B, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Finally, the Proponent asks that the "'eBook Proposal' [be] presented to shareowners for a vote." It is not certain whether this request is separate and apart from the Proponent's requests for the Company to "partner in an initiative" and for shareowners to "vote approval of the leadership team exploring merits of incorporating the Generational Plan . . . as a strategic initiative of the [C]ompany's corporate social responsibility." Further in the eBook Proposal, the Proponent invites the reader again to "partner" with the Proponent's organization, America, The Diversity Place ("ADP"). The eBook Proposal further states an objective to market one million copies of the eBook through a "nationwide campaign" but fails to specify what actions or measures the Company would have to take in order to "partner" with the Proponent's organization to achieve this goal. Shareowners cannot with reasonable certainty determine what the Company would do in the event the proposal was approved.

The Proposal lacks specificity, fails to define key terms and contains vague and ambiguous references. As a result, neither shareowners nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require. Accordingly, consistent with Staff precedent, the Company believes it may properly exclude the Proposal pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and misleading.

**II. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because The Proposal Is Designed To Further A Personal Interest Of The Proponent, Which Is Not Shared By Other Shareowners At Large.**

Although it is unclear precisely what the Proposal is requesting, the Proponent maintains it is asking the Company to partner with ADP and sponsor ADP's initiatives, including the eBook Week. In this regard, the Proposal is designed to further the personal interests of the Proponent, which are not shared by the Company's shareowners at large.

Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to ensure that "the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a shareowner proposal involving a personal grievance or furthering a personal interest not shared by other shareowners is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982). Even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareowners may nevertheless be omitted from a proxy statement when they are prompted by personal concerns or would result in a particular benefit or accomplishment of a particular objective. *Id.* As explained below, the Proponent has mis-used the shareowner proposal process by submitting a proposal designed to pursue the Proponent's own personal interest, an interest the Company shareowners at large do not share.

The Staff has indicated that proposals reflecting a proponent's monetary self-interest are properly excludable. For example, in *Northern States Power Co.* (avail. Feb. 16, 1995), the proposal required that the company "study, design, and implement" a revised compensation incentive plan. In fact, the proponent was an attorney and attempted to receive compensation for his efforts with respect to his own proposal under a pre-existing retainer agreement between himself and the company. The company argued that the "proponent's intent [was] to use the shareholder proposal process as a tactic toward his own financial gain." The Staff concurred in the company's view that the proponent had a personal interest in the proposal not common to the shareowners at large because the proponent would receive compensation, a benefit not shared by the company's other shareowners. The Staff thus concurred in the proposal's exclusion under a predecessor to Rule 14a-8(i)(4).

Although it is unclear exactly what the Company would need to do to implement the Proposal – contribute money, materials, labor, endorsements or other resources – it is clear that should the Proposal be implemented, it would bolster ADP's success and result in a direct benefit to the Proponent. If the Proposal involves monetary contributions, the Proponent, by virtue of his position as "Publisher" at ADP, stands to benefit financially just as in *Northern States Power.* The Proponent and ADP's members have a special financial interest in the Proposal's passage since, if the Proposal were implemented, ADP could receive monetary contributions and valuable support from the Company that would pass indirectly to the Proponent by funding his activities. Like the proposal in *Northern States Power* that would have indirectly led the company to disburse money to the proponent personally via fees, the Proposal entails sponsorship, perhaps financial, requiring the Company to support ADP.

Moreover, insofar as Rule 14a-8(i)(4) is designed to limit shareowners' mis-use of the shareowner proposal system, the rationale easily applies in this instance because the Proposal primarily advances the Proponent's self-interest. Should the Proposal be included in the Company's proxy materials, the Proponent and ADP will be mis-using the system in order to achieve solely personal ends; namely, to bolster the success of ADP and its affiliated organizations. If the Proposal were adopted and the Company were to provide valuable support such as money, materials, labor, endorsements or other resources, the Proponent would benefit in a way that the shareowners at large would not. Hence, the Proposal is simply an attempt by the Proponent to garner support from the Company's longstanding goodwill, resources, and influence to make ADP's initiatives more successful for ADP and the Proponent's own benefit. This interest is clearly not aligned with, nor would it result in any conceivable benefit to, the Company's shareowners at large.

The Proposal is not saved by its pursuit of a neutral and perhaps laudable objective. The Staff has concurred in the exclusion of seemingly neutral proposals that, in actuality, are designed to further a personal interest or goal. *See Dow Jones & Co., Inc.* (avail. Jan. 24, 1994) (facially neutral proposals excluded as personal interest when viewed in light of other union activities); *Storage Technology Corp.* (avail. Mar. 21, 1994) (facially neutral proposal to prohibit officer and director sale of stock options excluded in light of proponent's ongoing litigation); *McDonald's Corp.* (avail. Mar. 23, 1992) (seemingly neutral proposal requiring a fraction of company's board to be independent excludable in light of proponent's history of discontent); *Int'l Business Machines Corp.* (avail. Feb. 5, 1980) ("[D]espite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the company."); *American Telephone & Telegraph Co.* (avail. Jan. 2, 1980) (same). Therefore, notwithstanding the Proposal's language about strengthening the

Company's "corporate social responsibility" via diversity and community ties, the Proposal is excludable because it is designed to further ADP's and the Proponent's personal objectives.

Therefore, the Company believes that the Proposal represents an effort by the Proponent to further ADP's and the Proponent's own personal interests and that such special interest is not shared by the Company's shareowners at large. Accordingly, the Company believes it may properly exclude the Proposal under Rule 14a-8(i)(4), as it represents a disservice to the interests of the shareowners at large.

## III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

As discussed below, the Proposal implicates both of these considerations and may be omitted as relating to the Company's ordinary business operations because (A) it relates to the Company's business relationships; (B) it relates to the Company's sponsorship of a program; (C) it relates to the direction of the Company's contributions to specific organizations; and (D) it does not implicate a significant social policy issue.

### A. *The Proposal Is Excludable Because It Deals With A Matter Relating To The Company's Ordinary Business Operations, Namely Its Business Relationships.*

Because the Proposal requires the Company to "partner" with and "sponsor" ADP's initiatives, it relates to the Company's business relationships, and thus, it may be properly omitted under Rule 14a-8(i)(7). In *Westinghouse Electric Corp.* (avail. Jan. 28, 1997), the proposal requested the board to "refrain from any business relationship with any non-management director for which the non-management director directly or indirectly receives compensation beyond the director fee." The company successfully argued that business relationships are within the province of the company and its management when it stated,

> In the ordinary course of its business, the Company enters into transactions with hundreds of other companies, both as supplier and customer. These transactions are entered into on an arms-length basis with such other companies and are designed to serve the best interests of the Company. [The proponent's] proposal would impact the manner in which the Company conducts its business because it could preclude the Company from entering into transactions with other companies in the ordinary course of business. . . . [Further], [h]is proposal could result in the loss of business for the Company that it would have otherwise obtained in the ordinary course.

The Staff concurred in its excludability because it related to the company's "business relationships" and thus, was excludable under a predecessor to Rule 14a-8(i)(7). *See also Mirage Resorts, Inc.* (avail. Feb. 18, 1997) (Staff concurred that a proposal amending the company's business relationship with its clients "is directed at matters relating to the conduct of the company's ordinary business operations (i.e., business relationships)").

Though the proposal in *Westinghouse Electric* sought to limit the company's business relationships, and the Proposal here seeks to create a relationship for the Company, the rationale for applying the ordinary business exception applies equally. Like in *Westinghouse Electric,* requiring the Company to "partner with" and "sponsor" ADP and/or its eBook Week impacts the Company and management's ability to seek out, evaluate, and choose appropriate business relationships in the same way a limitation would. Business relationships are one of the most essential business decisions to a company, the consideration of which requires complex and informed judgment. Deciding a company's business relationships is a core part of managing a company that, if done ineffectively, could cause the company to forego or lose other profitable business relationships with other worthy organizations, or could cause the company to enter into an imprudent business relationship and lose money. Hence, the Proposal concerns a truly essential component of the Company's management. Further, the Proposal would inappropriately usurp the Company and management's role in ordinary business matters and place a core business matter—the Company's business relationships—in the hands of shareowners. Because the Proposal relates to the Company's "business relationships"—a fundamental business decision crucial to the Company—and because it improperly delegates that role to shareowners, the Proposal is excludable under Rule 14a-8(i)(7).

Furthermore, the Staff routinely concurs in the exclusion of shareowner proposals relating to a company's vendor and supplier relationships, *see e.g., Kraft Foods Inc.* (avail. Feb. 23, 2012) (proposal relating to supplier relationships); *Alaska Air Group, Inc.* (avail. Mar. 8, 2010) (proposal relating to vendor relationships); *Dean Foods Co.* (avail. Mar. 22, 2007) (proposal relating to supplier relationships); *Hormel Foods Corp.* (avail. Nov. 19, 2002) (proposal relating to supplier relationships), and relationships such as the relationship proposed by the Proposal are likewise fundamental to the Company's business. Because of the complexity inherent in the selection of worthy business relationships, be they charitable, civic, vendor or supplier, or otherwise, choosing with which organizations to "partner" is an inherently fundamental business decision that must be handled by the Company and by management. A business relationship with a charitable or civic organization is equally as crucial to a company's interests as a business relationship with suppliers or vendors. A "partnership" with ADP, for instance, could impact the Company's public relations, its relationship with other civic organizations, and even its standing with customers or clients, in the same way a relationship with a vendor or supplier could similarly impact a company. Hence, the Proposal requiring a supposed partnership or sponsorship between the Company and ADP presents the same crucial business decision-making as does a supplier or vendor relationship and thus merits exclusion under well-established precedent.

Thus, it is within the province of management and the Company to determine with whom to conduct business—even if it is business with a non-profit or a community organization—not a role appropriately left to shareowners. Because the Proposal relates to a matter of ordinary business matters, *viz.* dictating with whom, what, and how to engage in a particular business relationship, the Proposal is excludable under Rule 14a-8(i)(7).

*B. The Proposal Is Excludable Because It Deals With A Matter Relating To The Company's Ordinary Business Operations, Namely The Company's Sponsorship Of A Program.*

The Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's sponsorship of a program, namely the "initiative" referenced in the Letter and the eBook Week program. The Staff has agreed that a proposal may be properly excluded if it relates to the company's sponsorship of a program. For example, *The Procter & Gamble Co.* (avail. Aug. 9, 2007) involved a proposal that sought to dictate the company's sponsorship of a Spanish-language news program. The company argued that the decision to sponsor a program and the extent of its sponsorship is a "routine matter[ ] constituting ordinary business within the meaning of Rule 14a-8(i)(7)." The company further noted its position as a leading consumer products company and that the decision to advertise or sponsor a news program is a crucial part of its day-to-day decision-making that cannot be left in the hands of the shareowners. The Staff concurred with the company's view because the proposal related to "the manner in which a company sponsors a program" and thus dealt with the company's ordinary business operations.

Similar to *Procter & Gamble*, the Proposal relates to the Company's sponsorship of a program. Deciding which programs to sponsor is a fundamental task of the Company's management, as it entails decisions on how to use the Company's resources and on the Company's public relations efforts. The Proposal requests that the Company partner with ADP and sponsor ADP's eBook Week. Although the Proposal is ambiguous as to the terms of the requested sponsorship, it nonetheless attempts to direct the Company's sponsorship efforts and thus addresses a decision related to the Company's ordinary business operations—the sponsorship of a program.

The Staff has unequivocally indicated that a company's sponsorship of a program is a matter of routine business. Thus, the Proposal seeking to supplant that role is excludable under Rule 14a-8(i)(7).

*C. The Proposal Is Excludable Because It Deals With A Matter Relating To The Company's Ordinary Business Operations, Namely Contributions Directed to Specific Organizations.*

To the extent the Proposal requires the Company to make monetary contributions to ADP, it would fall within the scope of a long line of no-action letters issued by the Staff concurring with the exclusion of proposals that seek to prohibit a company from making, or to require a company to make, "contributions to specific types of organizations." *Johnson & Johnson* (avail. Feb. 12, 2007); *T. Rowe Price Group, Inc.* (avail. Dec. 27, 2002) (excluding proposal prohibiting the company from supporting organizations that undermine the American war on terror).

Under well-established precedent, the Company may exclude the Proposal because it directs the Company to partner with, contribute to, and sponsor a particular organization, ADP. The Staff has consistently held that proposals concerning contributions, charitable or otherwise, "directed to specific types of organizations are generally excludable under 14a-8(i)(7)." *PepsiCo* (avail. Feb. 24, 2010) (proposal limiting support, financial or otherwise, to specified social issue); *Johnson & Johnson* (avail. Feb. 12, 2007) (proposal limiting charitable giving to specific cause). This is a well-engrained principle and applies regardless of whether the proposal suggests either starting or stopping contributions to a particular type of organization. *Home Depot* (avail. Mar. 18, 2011) (proposal requesting board to list the recipients of corporate charitable contributions or certain merchandise vouchers on company website properly excludable); *PG&E Corp.* (avail. Feb. 23, 2011) (proposal requesting company to "remain neutral in any future activity relating to the definition of marriage" properly excludable because it relates to contributions to specific types of organizations); *Target Corp.* (avail. Mar. 31, 2010) (proposal requesting a feasibility study of concrete policy changes, including minimizing donations to charities that fund animal experiments properly excludable); *Starbucks Corporation* (avail. Dec. 16, 2009) (same); *Pfizer Inc. (People for the Ethical Treatment of Animals)* (avail. Feb. 12, 2007) (proposal requesting a report on the justification for the company's charitable contributions to certain scientific research programs that promote medical research and training using animals excludable); *Wachovia Corp.* (avail. Jan. 25, 2005) (proposal recommending that the board disallow contributions to Planned Parenthood and other similar organizations excludable); *SCEcorp* (avail. Feb. 20, 1992) (proposal that company consider donating a prescribed amount of money to qualified charities which work to improve fisheries and wildlife habitat and management for species affected by the company's operations excludable as "the determination to commence contributions to a particular charity"). Hence, where a proposal requires the company to make contributions to a specific organization, restricts a company's ability to make contributions to specific organizations, or otherwise directs the company's contributions to specific types of organizations or causes, the proposal is properly excludable.

In *Pacific Telesis Group* (avail. Feb. 20, 1992), the proposal requested the company make contributions to the Planned Parenthood Federation of America. The Staff concurred in its excludability under a predecessor to Rule 14a-8(i)(7) because the proposal required the company "to commence contributions to a particular charity." *Id.* The company noted it received thousands of applications for grants each year and decisions regarding contributions constituted an essential day-to-day operation of the company. It sought to omit the proposal because it would usurp management's authority by allowing shareowners to manage the company's charitable relationships. The Staff concurred that the proposal dealt with a matter relating to the conduct of the corporation's ordinary business operations and granted no-action relief.

Just as in *Pacific Telesis Group*, the Proposal affirmatively requires the Company to make contributions to a specific organization in its requirement that the Company "partner with" and "sponsor" "an initiative," ADP and/or its eBook Week. Decisions as to the appropriate recipients of the Company's charitable or community contributions are ordinary business decisions made by management as part of its fundamental operation of the Company. Choosing charitable sponsorships is a conscious and complex management activity that focuses on selecting the organizations or functions to be the beneficiaries, and choosing among the wide range of possible community and social issues to support. Management then takes on the role of selecting the type of charitable organization or function with the best means of corporate support, by allocating among limited resources. Management may choose to provide financial assistance, product donations, services or devotion of employee's working hours. Management may choose to sponsor nationally-recognized charities or functions to support locally. These decisions may take into account a myriad of complexities like the company's marketing efforts, public relations, existing community outreach, reputation, and so on. Therefore, the day-to-day oversight and decisions related to the Company's charitable or business contributions made to specific types of organizations are most efficiently and effectively left in the hands of the Company. There are a host of complex matters and decisions involved in the selection process, about which the shareowners would not be in a position to make an informed judgment.

As in *PepsiCo* and *Johnson & Johnson*, the instant Proposal attempts to specifically direct the Company's contributions by way of an affirmative requirement the Company "partner with" "an initiative," ADP and/or its eBook Week. Just as the proposals in *PepsiCo* and *Johnson & Johnson* were properly excludable, so too is the Proposal because it relates to the Company's ordinary business operation to contribute to specific organizations. Thus, the Proposal interferes with tasks that are fundamental to management's ability to run the Company on a day-to-day basis and is properly excludable.

D. *The Proposal Is Excludable Because It Relates To The Company's Ordinary Business Operations And Does Not Focus On A Significant Policy Issue.*

While proposals that focus on significant policy issues are generally non-excludable, the Proposal does not concern a "significant policy issue." *See* 1998 Release (stating that proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered excludable"); *Yahoo! Inc.* (avail. Apr. 5, 2011) (denying the exclusion of a proposal directing the company to formally adopt specified human rights principles to guide the company's business in "China and other repressive countries" because the proposal related to the "significant policy issue of human rights"); *Abercrombie & Fitch Co.* (avail. Apr. 12, 2010) (denying the exclusion of a proposal requesting the board to adopt and implement a code of vendor conduct based on international standards of workers' rights to decrease child labor and other rights abuses). Other significant social policy issues deemed non-excludable by the Staff include persecution of persons based upon their political beliefs, free speech, forced labor, nuclear power and safety, doing business in countries with a history of human rights violations, slave labor dealings with mainland China and the former Soviet Union, and the termination of animal testing. The Commission explained in the 1998 Release that a proposal focusing on a significant policy issue transcends ordinary day-to-day business activities and would thus merit an informed shareowner vote.

ADP's goal of enhancing the Company's "corporate social responsibility" via promoting education, while an important objective, is not an issue that transcends the Company's ordinary business operations, nor is it the type of issue that the Staff has recognized as a significant policy issue.

As discussed above, the Proposal relates to ordinary business matters because it relates to the Company's business relationships, the Company's sponsorship of a program, and it directs the

Company's charitable contributions. Thus, because it relates to the Company's ordinary business operations, the Proposal is properly excludable under Rule 14a-8(i)(7).

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Rev. Albert C. Jones, America, The Diversity Place

101407841.10

GIBSON DUNN

**EXHIBIT A**

# *On The Road: People Bridges to People*




America,
The Diversity
Place
Multicultural Voices Across The Nation

"On the Road" documents story at the Rattlesnake Wind Farm in Oregon.

**November 9, 2012** **Salt Lake City, Utah**

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston:

It is a marvelous process that shareowners of General Electric Company can submit proposals that are voted on at the annual meeting. Such proposals, described in SEC Rule 14a-8, can be varied. The proposal submitted by shareowner Albert C. Jones, with back-up documents, cuts to the quick of GE's citizenship and corporate responsibility: "We believe a company can do well even as it does good."

Since the 1960s, perhaps even longer, the United States has been tagged with unacceptable high school dropout rates. This concern is easily traced to certain population groups. In the past, the marketplace absorbed employees who did not graduate from high school. This is no longer the case. Our highly competitive global village, driven by advancement in technology, has brought new marketplace dynamics.

"On the Road: People Bridges to People," first nationwide project of America, The Diversity Place, documented "Stories of America" and "Multicultural Voices Across the Nation" in each of the 48 continental states. "On the Road" began August 1, 2009 in Utah and successfully completed on January 7, 2011 in Colorado. "On the Road" netted hundreds of stories and more than 150,000 photos. We were mindful to document educating children stories, which included, among others, science, technology, engineering and mathematics (STEM). Stories post weekly on Mondays to the website at www.americadiversityplace.com. Next, "On the Road" stories will be compiled into an eBook.

After "On the Road," we created a widely distributed Generational Plan that, among other initiatives, endeavors to bring about a "paradigm shift" in the way college students are recruited in the U.S. Technology plays a major role. Collegiate Bridges to Underrepresented Student Populations, a nonprofit incorporating in Utah, will motivate students and whole communities in the culture of college recruitment.

Planning for the next nationwide project of America, The Diversity Place is well underway. Our eBook campaign will launch Collegiate Bridges, build a network of thousands nationwide, and also support development for America, The Diversity Place's education partners.

We request that our "eBook Proposal" is presented to shareowners for a vote. Shareowners' approval will expand GE's citizenship to include partnership in the Generational Plan of America, The Diversity Place and a lead sponsor of "Day in the Week: eBook Week in America."

Best regards,

Albert C. Jones

**Albert C. Jones,** Publisher
**America, The Diversity Place** **130 South 500 East Suite 307** **Salt Lake City, Utah 84102**
(801) 364-4187
**www.americadiversityplace.com** / americadiversityplace@gmail.com

# *On the Road: People Bridges to People — The eBook Proposal*

## Science, Technology, Engineering and Mathematics (STEM)



1400 SERIES


***We Are America, The Diversity Place©***

Submitted To: November 9, 2012

**Brackett B. Denniston III**
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828



**JEFFREY THOMAS** — On the Road: People Bridges to People began on Saturday, August 1, 2009 with day fishing trip from Salt Lake City to East Canyon State Park. Thomas, airport fire chief for Salt Lake City, uses marine technology devices, including fishfinder with multichannel GPS receiver. Our first nationwide project completed reporting in 48 states on January 7, 2011 in Colorado.



**MORONI, Utah** — The first random stop of On the Road: People Bridges to People was Saturday evening August 1, 2009 at Alpaca Valley Farms. Dr. Todd Robinson, an LDS bishop, is a camelid nutritionist and professor of Animal Science at Brigham Young University. He shepherds the 650-alpaca ranch with wife Michelle, daughter, Makayla, 8, and son McKinley, 7.



**TUSKEGEE, Ala.** — In our youth, beginning in elementary school, George Washington Carver was in our textbooks as scientist who created hundreds of products from peanuts and sweet potatoes, helped rural farmers in the South and taught at Tuskegee Institute. Carver Museum here keeps legacy alive of a man who lived a well-rounded life, including being an accomplished artist.

## We Are America, The Diversity Place: The eBook Proposal

Please accept our invitation to partner with America, The Diversity Place on "Day in the Week, eBook Week in America." This will be the first eBook Week in America and comes with the formation of the nonprofit Collegiate Bridges. The mission of Collegiate Bridges, based in Salt Lake City, is to advance educational opportunities through diversity and inclusion and multicultural initiatives outlined in the Generational Plan of America, The Diversity Place titled "We are America, The Diversity Place."

Collegiate Bridges will also oversee construction of a Super Internet Portal. The Super Internet Portal will be a tool that brings about a paradigm shift in the way students from underrepresented populations are recruited in the United States. Collegiate Bridges will offer hands-on programming for students from underrepresented populations, their families, communities, schools, faith-based organizations, colleges and stakeholders across the U.S. Colleges and students will have increased opportunities to access each other.

Further more, an eBook that documents "Stories of America" in each of the 48 continental states and captures "Multicultural Voices Across the Nation" is the perfect outreach initiative combining partnerships in education, corporate America, the entertainment industry, faith-based organizations, the National Collegiate Athletic Association and professional sports franchises, including the NBA and NFL.

"Day in the Week: eBook Week in America" presents you with another opportunity to cultivate diversity and inclusion work nationally with a focus on institutional development in education to push forward the number high school graduates in the nation. "Stories of America" and "Multicultural Voices Across the Nation" were documented during "On the Road: People Bridges to People," the first nationwide project of America, The Diversity Place.

"On the Road: People Bridges to People" reported from each of the 48 states of the continental United States between August 1, 2009 and January 7, 2011. While logging more than 44,000 incident-free miles, starting in Utah and finishing 18 months later in Colorado, we documented hundreds of stories covering the American experience and took more than 150,000 photos. "We Are America, The Diversity Place," the eBook, will be compiled from these "Stories of America" and "Multicultural Voices Across the Nation."

**Stories are posted weekly in the chronological order of the states reported in and can be read at ww.americadiversityplace.com.**

Our objective is to market 1 million copies of "We Are America, The Diversity Place," the eBook, through a nationwide campaign titled "Day in the Week: eBook Week in America." A telecommunications company has expressed interest in partnering with America, The Diversity Place on "Day in the Week: eBook Week in America." Their stipulation is that the project must be an initiative of a nonprofit. Collegiate Bridges, introduced in the Generational Plan of America, The Diversity Place, is currently being organized as a nonprofit based in Salt Lake City with the assistance of Lutheran Social Service of Utah. We have also compiled a list of leaders in education, community, government, community, and faith-based organizations. From this list and from recommendations, we will extend invitations to sit on the board of directors.

"Day in the Week, eBook Week in America" will send ambassadors into approximately 99,000 public elementary and secondary schools with its 49 million students and the approximately 1,400 independent schools with its 568,268 students. Day in the Week Ambassadors, adults who have achieved success with the benefit of education or who have achieved success professionally, will carry a values-based message centered on education to students across the nation. Colleges, corporate America and civic groups, including faith-based organizations, will be encouraged to participate by holding "Day in the Week: eBook Week in America" events involving students in their communities.



**FARGO** — George Washington Carver, late famed scientist at Tuskegee Institute in Alabama (photo), has held a lifelong influence on Dr. Deland J. Myers Jr., food scientist and holder of patent on creating a wood adhesive from soybean proteins. Myers, professor and director, School of Food Systems, NDSU, formerly assisted in developing Apple and Cherry Toaster Strudel for Pillsbury.



**PORTLAND** — Portland State University participates in 5-year, $2.6 million project funded by the National Science Foundation (NSF) that will double the number of underrepresented minority students on campus who graduate with bachelor's degrees in STEM. Dr. Lorna Anne Tran is alliance project director for PSU. Five universities in Pacific Northwest participate in the NSF program.



**NARRAGANSETT** — Tiffany Risch is a marine biologist who teaches oceanography to juniors and seniors at Coventry High School in Rhode Island. Risch has a Master's Degree for the University of Rhode Island,. She has Narragansett Bay and the Atlantic Ocean to lead students on research trips that include the Inner Space Center at the University of Rhode Island Grade School of Oceanography.



**NEW ORLEANS** — Ruby Bridges was first black child to integrate an all-white school in the South on November 14, 1960, when she was enrolled at William Frantz Elementary in New Orleans. She and First Lady Cheryl Landrieu hosted New Orleans 1st Children's Book Festival at Latter Memorial Branch Library.



**BROOKINGS, S.D.** — Dr. Neil Reese, who holds a doctorate in botany and biochemistry, is a professor in the Biology & Microbiology Department in College of Agriculture and Biological Sciences at the University of South Dakota. He works with tribes in the state to increase Native Americans in the sciences.



**LOS ANGELES** — Dr. Condessa M. Curley took non-traditional route, at age 38, to medical school at the University of California, Davis. Since graduating, she practices medicine among underserved at the Eisner Pediatric & Family Medical Center in downtown L.A. and is one of founders of Project Africa Global.

**Education Partners of America, The Diversity Place:**

1. **Cheyenne and Arapaho Tribal College**, Southwestern Oklahoma State University, Weatherford, Oklahoma. Dr. Henrietta Mann, President. CATC began offering classes on August 25, 2006. Mann, enrolled member of Cheyenne-Arapaho Tribes, became first president in April 2008.

2. **Eunice Kennedy Shriver National Center for Community of Caring** at the University of Utah. Dr. Paula Smith is Executive Director. Outreach to students focuses on five core values that empower young people to be responsible and caring members of a community. Caring, Respect, Responsibility, Trust, and Family are the five core values.

3. **OrchKids**, Baltimore Symphony Orchestra, Baltimore. Dr. Marin Alsop, BSO Music Director, is Founding Director of OrchKids. BSO initiative provides social and learning opportunities for Baltimore youths. Inspired by El Sistema, the Venezuelan orchestral training program.

4. **Southern Utah University**, Cedar City, Utah. Dr. Michael T. Benson is President. Establish an "Urban Policy Institute" to educate future administrators of America's cities.

5. **Collegiate Bridges (to Underrepresented Student Populations).** Super Internet Portal. Beginning in freshman year of high school, then forward-looking, Collegiate Bridges will work to bring about this paradigm shift in the way students from underrepresented populations are recruited in the United States. From Maine to Los Angeles, connecting points across the World Wide Web, gateways of access will allow students, colleges and communities of interest, support and sustainability from high school to college.


Chevron

**QUESTA, New Mexico** — Anne Wagner was a constant mention in our planning for "On the Road: People Bridges to People," the first reporting and marketing campaign of any sorts for America, The Diversity Place. Good deeds recalled, she gave credibility as our expert columnist on women in the mining industry.


Springdale Public Schools
Administration Offices

**SPRINGDALE** — The public schools here have seen an influx of thousands of English Language Learners over the past ten years from Mexico, El Salvador, the Marshall Islands and Guatemala. "Teach them all" is the directive. The experience mirrors nationally educating students in English as a Second Language.


RAMSA

**MINNEAPOLIS** — Bondo Nyembwe is director of Richard Allen Math and Science Academy. "North Minneapolis didn't have a quality middle school that provided a strong math and science curriculum in our own community," he says. "Now, starting in middle school, our students are getting exposure to STEM careers."

## Resourceful People:

**Rev. France A. Davis**
Pastor, Calvary Baptist Church
1090 S. State St.
Salt Lake City, UT 84111
(801) 355-1025

**Dr. Henrietta Mann**
President
Cheyenne and Arapaho Tribal College
Southwestern Oklahoma State University
100 Campus Dr. SCI 104-D
Weatherford, OK 73096
(580) 774-3139

**Dr. Leslie Whited**
President/Diaconal Minister
Lutheran Social Service of Utah
4392 South 900 East
Salt Lake City, Utah 84124
(801) 588-0139

**Dr. Jim D. Rollins**
Superintendent
Springdale Public Schools
804 West Johnson Ave.
Springdale, AR 72765
(479) 750-8800



Nkiruka Emeagwali works on HIV research led by Dr. James Hildreth in lab of George W. Hubbard Hospital at Meharry Medical College.


Te
Po

Ken Townsel is science teacher at Atlanta's Ron Clark Academy, which readies middle school students with college-level curriculum.



Dr. Mario Livio, physicist and author, talked science opportunities at the James Webb Space Telescope conference in Baltimore, Maryland.

**Albert C. Jones,** Publisher
America, The Diversity Place
130 South 500 East Suite 307
Salt Lake City, Utah 84102

**(801) 364-4187**

www.americadiversityplace.com

**americadiversityplace@gmail.com**


America,
The Diversity
Place
Multicultural Voices Across The Nation

## *Why Partner to Build Cheyenne and Arapaho Tribal College in Oklahoma?*


CHEYENNE & ARAPAHO TRIBAL COLLEGE
EST. 2006

**Dr. Henrietta Mann, first president, Cheyenne & Arapaho Tribal College, classes begin August 25, 2006, Weatherford, Okla.**

## Former president of Northwest Indian College tells importance of Native American institutions

LUMMI NATION — There are 37 tribal colleges in 15 states.

Cheryl Crazy Bull is former president of Northwest Indian College on the Lummi Nation near Bellingham, Washington. Reservation-based colleges, which sprang out of the American Indian Movement of the 1960s, offer special. stay-at-home educational opportunities.

Diné College, chartered by the Navajo Nation in 1968, was the nation's first Tribally chartered college. It was originally called Navajo Community College. The main campus is in Tsaile, Arizona.

"Tribal colleges are an outgrowth of the war on poverty, rise of the Civil Rights Movement, rise of populist education that everybody has a right to education," Crazy Bull says. "Tribal colleges rose out of the era of the Great Society. We have close ties to that experience."

Tribal colleges exist "so that students can have a place-based experience grounded in culture," Crazy Bull says. "I like to consider it a sanctuary where students come to learn. Native people have our own view of the world. A tribal college gives you a place to experience your view of the world — a valid view of the world."

NWIC serves Coast Salish people who fished rivers, lakes, bays and the Pacific Ocean. Some managed grassland, while others were hunters and gathers in the Pacific Northwest Woods. NWIC captures this heritage, offering a four-year degree in Native Environmental Sciences.

"It's intended to be a degree grounded in indigenous knowledge," says Crazy Bull. "Native people have a view of the natural world that formed that interrelatedness through observations of the world. It is communication you get in a spiritual way. It brings to environmental science a core of spiritual knowledge."

Crazy Bull, now the president and CEO of Denver-based American Indian College Fund, is an enrolled member of the Sicangu Band of the Lakota Nation, also known as the Rosebud Sioux Tribe.



**Cheryl Crazy Bull**, former president of Northwest Indian College on the Lummi Nation in Washington, is an expert on Native education.



**Sculptures**, like this canoe carved out of cedar ferrying three people, dot the campus of Northwest Indian College on the Lummi Nation.



Rev. Albert C. Jones
130 South 500 East Suite 307
Salt Lake City, UT 84102
(801) 364-4187
**(americadiversityplace@gmail.com)**

November 9, 2012

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston:

This letter satisfies the written statement requirement of SEC Rule 14a-8.

The 297.9293 securities currently held by Albert C. Jones, shareowner of General Electric Company, will continue to be held through Wednesday, April 24, 2013, which is date of the next annual shareholders meeting.

Respectfully,

Albert C. Jones

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GIBSON DUNN

**EXHIBIT B**



**Lori Zyskowski**
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

November 9, 2012

***VIA ELECTRONIC MAIL***
Albert C. Jones
Publisher
America, The Diversity Place
130 South 500 East Suite 307
Salt Lake City, UT 84102

Dear Mr. Jones:

I am writing on behalf of General Electric Company (the "Company"), which received on November 9, 2012 your shareowner proposal entitled "On the Road: People Bridges to People—The eBook Proposal" for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied this requirement. Under SEC guidance, the Zions Direct trade confirmation and account statement that you provided with the Proposal do not satisfy this requirement.

To remedy this defect, you must obtain a new proof of ownership letter verifying your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 9, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) an affirmative written statement from the "record" holder of your shares (usually a broker or a bank) specifically verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 9, 2012); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the DTC, a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 9, 2012).

- If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 9, 2012). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 9, 2012), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, we assume that the five-page document entitled "On the Road: People Bridges to People—The eBook Proposal" constitutes your Proposal. In this regard, please note that Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, provides that a shareowner proposal, including any accompanying supporting statement, may not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that your response to this letter, including your new proof of ownership letter and your revised Proposal, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Lori Zyskowski

Enclosures

GIBSON DUNN

**EXHIBIT C**



Rev. Albert C. Jones
130 South 500 East Suite 307
Salt Lake City, UT 84102
(801) 364-4187
**(americadiversityplace@gmail.com)**

November 15, 2012

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston:

Simultaneous events in America don't happen that often; however, when such events have occurred, the nation thrusts forward in keeping with the ideals of the founding fathers. Simultaneous events are awakenings moments in the nation that also serve as cataclysmic shifts, widening avenues of citizenship while allowing for creation of new venues of citizenship accessibility.

The prevailing question that currently faces the United States today is "Can a simultaneous event, conjoined with corporate social responsibility, render the same benefit of the nation thrusting forward in keeping with the ideals of the founding fathers?" For sure, "big ideas" put forth in the marketplace convene the litmus test for this prevailing question.

The General Electric Company's embrace of citizenship and corporate social responsibility— "We believe a company can do well even as it does good — keeps it open to addressing the concerns in the prevailing question that faces the nation.

Shareowners of General Electric Company can submit proposals that are voted on at the annual meeting. Such proposals, described in SEC Rule 14a-8, can be as varied and meaningful as an individual shareowner or group of shareowners seeking input in the ethos that come with corporate social responsibility and advise in operating the company.

This proposal submitted by shareowner Albert C. Jones requests a vote at the annual shareholders meeting. It requests that GE partner in an initiative that further addresses a great societal concern that can only be alleviated through a simultaneous event, noting heretofore prior initiatives did not reach objectives.

Since the 1960s, perhaps even longer, the United States has been tagged with unacceptably high dropout rates among high school students. In the past, the marketplace absorbed employees who did not possess high school diplomas. This is no longer the case. The current marketplace, described as highly competitive and global, is driven by daily advancements in technology.

"On the Road: People Bridges to People," the first nationwide project of America, The Diversity Place, documented "Stories of America" and "Multicultural Voices Across the Nation" in each of the 48 continental states. "On the Road" began August 1, 2009 in Utah and successfully completed on January 7, 2011 in Colorado.

"On the Road" gave America, The Diversity Place an unfettered assessment of the marketplace, access, and unlimited opportunities to ask questions. "On the Road" resulted in hundreds of stories, more than 150,000 photos, while being mindful to document education stories across the nation, including, among others, science, technology, engineering and mathematics (STEM).

The nationwide project possessed the means and wherewithal thereafter to draft a Generational Plan with the mission to increase graduation rates in the United States.

Shareowners of the General Electric Company are asked to vote approval of the leadership team exploring merits of incorporating the Generational Plan of America, The Diversity Place as a strategic initiative of the company's corporate social responsibility.

Respectfully,

Albert C. Jones

# NATIONAL FINANCIAL SERVICES, LLC

499 WASHINGTON BLVD.

JERSEY CITY, NJ 07310

## FACSIMILE TRANSMITTAL SHEET

| | |
|---|---|
| ATTN: ROB CARROLL<br>Tel: 617 563-5648 / 978 804 5747 | FROM: PROXY TEAM<br>CC : SEAN.COLE@FMR.COM |
| Ref: certification letter of ownership | Date : November 13, 2012 |
| FAX: | Total no. of PAGES 2 |
| PHONE NUMBER :<br>SENDER'S REFERENCE NUMBER: | FAX<br>PHONE: 866 755-6372 OPT 3, 2,2 OR 201 915-8404 |

URGENT X FOR REVIEW PLEASE COMMENT X PLEASE REPLY PLEASE RECYCLE

Dear Rob

Attached is the certification letter for Mr. Jones in reference to his ownership of shares of General Electric Company.

Please advise upon receipt.

Regards,
Marie

NATIONAL FINANCIAL
Services LLC

499 Washington Blvd.
Newport Office Center
Jersey City, NJ 07310

November 13, 2012

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Proposal for General Electric Co.

To Whom It May Concern:

Please be advised that National Financial Services, LLC currently holds 297.9293 shares of General Electric Co (Cusip 369604103) for Mr. Albert C. Jones, of which 287.9903 shares have been continuously held since October of 2011.

As custodian for Mr. Albert C. Jones, National Financial Services, LLC holds these shares with the Depository Trust Company, under participant code 0226.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Sean Cole
Manager
National Financial Services, LLC.

## *On The Road: People Bridges to People*




America,
The Diversity
Place
Multicultural Voices Across The Nation

"On the Road" documents story at the Rattlesnake Wind Farm in Oregon.

**November 9, 2012** **Salt Lake City, Utah**

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston:

It is a marvelous process that shareowners of General Electric Company can submit proposals that are voted on at the annual meeting. Such proposals, described in SEC Rule 14a-8, can be varied. The proposal submitted by shareowner Albert C. Jones, with back-up documents, cuts to the quick of GE's citizenship and corporate responsibility: "We believe a company can do well even as it does good."

Since the 1960s, perhaps even longer, the United States has been tagged with unacceptable high school dropout rates. This concern is easily traced to certain population groups. In the past, the marketplace absorbed employees who did not graduate from high school. This is no longer the case. Our highly competitive global village, driven by advancement in technology, has brought new marketplace dynamics.

"On the Road: People Bridges to People," first nationwide project of America, The Diversity Place, documented "Stories of America" and "Multicultural Voices Across the Nation" in each of the 48 continental states. "On the Road" began August 1, 2009 in Utah and successfully completed on January 7, 2011 in Colorado. "On the Road" netted hundreds of stories and more than 150,000 photos. We were mindful to document educating children stories, which included, among others, science, technology, engineering and mathematics (STEM). Stories post weekly on Mondays to the website at www.americadiversityplace.com. Next, "On the Road" stories will be compiled into an eBook.

After "On the Road," we created a widely distributed Generational Plan that, among other initiatives, endeavors to bring about a "paradigm shift" in the way college students are recruited in the U.S. Technology plays a major role. Collegiate Bridges to Underrepresented Student Populations, a nonprofit incorporating in Utah, will motivate students and whole communities in the culture of college recruitment.

Planning for the next nationwide project of America, The Diversity Place is well underway. Our eBook campaign will launch Collegiate Bridges, build a network of thousands nationwide, and also support development for America, The Diversity Place's education partners.

We request that our "eBook Proposal" is presented to shareowners for a vote. Shareowners' approval will expand GE's citizenship to include partnership in the Generational Plan of America, The Diversity Place and a lead sponsor of "Day in the Week: eBook Week in America."

Best regards,

Albert C. Jones

**Albert C. Jones,** Publisher
**America, The Diversity Place** **130 South 500 East Suite 307** **Salt Lake City, Utah 84102**
(801) 364-4187
**www.americadiversityplace.com** / americadiversityplace@gmail.com



Rev. Albert C. Jones
130 South 500 East Suite 307
Salt Lake City, UT 84102
(801) 364-4187
**(americadiversityplace@gmail.com)**

November 9, 2012

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston:

This letter satisfies the written statement requirement of SEC Rule 14a-8.

The 297.9293 securities currently held by Albert C. Jones, shareowner of General Electric Company, will continue to be held through Wednesday, April 24, 2013, which is date of the next annual shareholders meeting.

Respectfully,

Albert C. Jones

# *On the Road: People Bridges to People — The eBook Proposal*

## Science, Technology, Engineering and Mathematics (STEM)


1400 SERIES

***We Are America, The Diversity Place©***

Submitted To: November 9, 2012

**Brackett B. Denniston III**
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828



**JEFFREY THOMAS** — On the Road: People Bridges to People began on Saturday, August 1, 2009 with day fishing trip from Salt Lake City to East Canyon State Park. Thomas, airport fire chief for Salt Lake City, uses marine technology devices, including fishfinder with multi-channel GPS receiver. Our first nation-wide project completed reporting in 48 states on January 7, 2011 in Colorado.



**MORONI, Utah** — The first random stop of On the Road: People Bridges to People was Saturday evening August 1, 2009 at Alpaca Valley Farms. Dr. Todd Robinson, an LDS bishop, is a camelid nutritionist and professor of Animal Science at Brigham Young University. He shepherds the 650-alpaca ranch with wife Michelle, daughter, Makayla, 8, and son McKinley, 7.



**TUSKEGEE, Ala.** — In our youth, beginning in elementary school, George Washington Carver was in our textbooks as scientist who created hundreds of products from peanuts and sweet potatoes, helped rural farmers in the South and taught at Tuskegee Institute. Carver Museum here keeps legacy alive of a man who lived a well-rounded life, including being an accomplished artist.

## We Are America, The Diversity Place: The eBook Proposal

Please accept our invitation to partner with America, The Diversity Place on "Day in the Week, eBook Week in America." This will be the first eBook Week in America and comes with the formation of the nonprofit Collegiate Bridges. The mission of Collegiate Bridges, based in Salt Lake City, is to advance educational opportunities through diversity and inclusion and multicultural initiatives outlined in the Generational Plan of America, The Diversity Place titled "We are America, The Diversity Place."

Collegiate Bridges will also oversee construction of a Super Internet Portal. The Super Internet Portal will be a tool that brings about a paradigm shift in the way students from underrepresented populations are recruited in the United States. Collegiate Bridges will offer hands-on programming for students from underrepresented populations, their families, communities, schools, faith-based organizations, colleges and stakeholders across the U.S. Colleges and students will have increased opportunities to access each other.

Further more, an eBook that documents "Stories of America" in each of the 48 continental states and captures "Multicultural Voices Across the Nation" is the perfect outreach initiative combining partnerships in education, corporate America, the entertainment industry, faith-based organizations, the National Collegiate Athletic Association and professional sports franchises, including the NBA and NFL.

"Day in the Week: eBook Week in America" presents you with another opportunity to cultivate diversity and inclusion work nationally with a focus on institutional development in education to push forward the number high school graduates in the nation. "Stories of America" and "Multicultural Voices Across the Nation" were documented during "On the Road: People Bridges to People," the first nationwide project of America, The Diversity Place.

"On the Road: People Bridges to People" reported from each of the 48 states of the continental United States between August 1, 2009 and January 7, 2011. While logging more than 44,000 incident-free miles, starting in Utah and finishing 18 months later in Colorado, we documented hundreds of stories covering the American experience and took more than 150,000 photos. "We Are America, The Diversity Place," the eBook, will be compiled from these "Stories of America" and "Multicultural Voices Across the Nation."

**Stories are posted weekly in the chronological order of the states reported in and can be read at ww.americadiversityplace.com.**

Our objective is to market 1 million copies of "We Are America, The Diversity Place," the eBook, through a nationwide campaign titled "Day in the Week: eBook Week in America." A telecommunications company has expressed interest in partnering with America, The Diversity Place on "Day in the Week: eBook Week in America." Their stipulation is that the project must be an initiative of a nonprofit. Collegiate Bridges, introduced in the Generational Plan of America, The Diversity Place, is currently being organized as a nonprofit based in Salt Lake City with the assistance of Lutheran Social Service of Utah. We have also compiled a list of leaders in education, community, government, community, and faith-based organizations. From this list and from recommendations, we will extend invitations to sit on the board of directors.

"Day in the Week, eBook Week in America" will send ambassadors into approximately 99,000 public elementary and secondary schools with its 49 million students and the approximately 1,400 independent schools with its 568,268 students. Day in the Week Ambassadors, adults who have achieved success with the benefit of education or who have achieved success professionally, will carry a values-based message centered on education to students across the nation. Colleges, corporate America and civic groups, including faith-based organizations, will be encouraged to participate by holding "Day in the Week: eBook Week in America" events involving students in their communities.



**FARGO** — George Washington Carver, late famed scientist at Tuskegee Institute in Alabama (photo), has held a lifelong influence on Dr. Deland J. Myers Jr., food scientist and holder of patent on creating a wood adhesive from soybean proteins. Myers, professor and director, School of Food Systems, NDSU, formerly assisted in developing Apple and Cherry Toaster Strudel for Pillsbury.



**PORTLAND** — Portland State University participates in 5-year, $2.6 million project funded by the National Science Foundation (NSF) that will double the number of underrepresented minority students on campus who graduate with bachelor's degrees in STEM. Dr. Lorna Anne Tran is alliance project director for PSU. Five universities in Pacific Northwest participate in the NSF program.



**NARRAGANSETT** — Tiffany Risch is a marine biologist who teaches oceanography to juniors and seniors at Coventry High School in Rhode Island. Risch has a Master's Degree for the University of Rhode Island,. She has Narragansett Bay and the Atlantic Ocean to lead students on research trips that include the Inner Space Center at the University of Rhode Island Grade School of Oceanography.







**NEW ORLEANS** — Ruby Bridges was first black child to integrate an all-white school in the South on November 14, 1960, when she was enrolled at William Frantz Elementary in New Orleans. She and First Lady Cheryl Landrieu hosted New Orleans 1st Children's Book Festival at Latter Memorial Branch Library.

**BROOKINGS, S.D.** — Dr. Neil Reese, who holds a doctorate in botany and biochemistry, is a professor in the Biology & Microbiology Department in College of Agriculture and Biological Sciences at the University of South Dakota. He works with tribes in the state to increase Native Americans in the sciences.

**LOS ANGELES** — Dr. Condessa M. Curley took non-traditional route, at age 38, to medical school at the University of California, Davis. Since graduating, she practices medicine among underserved at the Eisner Pediatric & Family Medical Center in downtown L.A. and is one of founders of Project Africa Global.

**Education Partners of America, The Diversity Place:**

1. **Cheyenne and Arapaho Tribal College**, Southwestern Oklahoma State University, Weatherford, Oklahoma. Dr. Henrietta Mann, President. CATC began offering classes on August 25, 2006. Mann, enrolled member of Cheyenne-Arapaho Tribes, became first president in April 2008.

2. **Eunice Kennedy Shriver National Center for Community of Caring** at the University of Utah. Dr. Paula Smith is Executive Director. Outreach to students focuses on five core values that empower young people to be responsible and caring members of a community. Caring, Respect, Responsibility, Trust, and Family are the five core values.

3. **OrchKids**, Baltimore Symphony Orchestra, Baltimore. Dr. Marin Alsop, BSO Music Director, is Founding Director of OrchKids. BSO initiative provides social and learning opportunities for Baltimore youths. Inspired by El Sistema, the Venezuelan orchestral training program.

4. **Southern Utah University**, Cedar City, Utah. Dr. Michael T. Benson is President. Establish an "Urban Policy Institute" to educate future administrators of America's cities.

5. **Collegiate Bridges (to Underrepresented Student Populations)**. Super Internet Portal. Beginning in freshman year of high school, then forward-looking, Collegiate Bridges will work to bring about this paradigm shift in the way students from underrepresented populations are recruited in the United States. From Maine to Los Angeles, connecting points across the World Wide Web, gateways of access will allow students, colleges and communities of interest, support and sustainability from high school to college.


Chevron


Springdale Public Schools
Administration Offices


RAMSA

**QUESTA, New Mexico** — Anne Wagner was a constant mention in our planning for "On the Road: People Bridges to People," the first reporting and marketing campaign of any sorts for America, The Diversity Place. Good deeds recalled, she gave credibility as our expert columnist on women in the mining industry.

**SPRINGDALE** — The public schools here have seen an influx of thousands of English Language Learners over the past ten years from Mexico, El Salvador, the Marshall Islands and Guatemala. "Teach them all" is the directive. The experience mirrors nationally educating students in English as a Second Language.

**MINNEAPOLIS** — Bondo Nyembwe is director of Richard Allen Math and Science Academy. "North Minneapolis didn't have a quality middle school that provided a strong math and science curriculum in our own community," he says. "Now, starting in middle school, our students are getting exposure to STEM careers."

**Resourceful People:**

**Rev. France A. Davis**
Pastor, Calvary Baptist Church
1090 S. State St.
Salt Lake City, UT 84111
(801) 355-1025

**Dr. Henrietta Mann**
President
Cheyenne and Arapaho Tribal College
Southwestern Oklahoma State University
100 Campus Dr. SCI 104-D
Weatherford, OK 73096
(580) 774-3139

**Dr. Leslie Whited**
President/Diaconal Minister
Lutheran Social Service of Utah
4392 South 900 East
Salt Lake City, Utah 84124
(801) 588-0139

**Dr. Jim D. Rollins**
Superintendent
Springdale Public Schools
804 West Johnson Ave.
Springdale, AR 72765
(479) 750-8800



Nkiruka Emeagwali works on HIV research led by Dr. James Hildreth in lab of George W. Hubbard Hospital at Meharry Medical College.


Te
Po

Ken Townsel is science teacher at Atlanta's Ron Clark Academy, which readies middle school students with college-level curriculum.



Dr. Mario Livio, physicist and author, talked science opportunities at the James Webb Space Telescope conference in Baltimore, Maryland.

**Albert C. Jones,** Publisher
America, The Diversity Place
130 South 500 East Suite 307
Salt Lake City, Utah 84102

**(801) 364-4187**

www.americadiversityplace.com

**americadiversityplace@gmail.com**


America, The Diversity Place
Multicultural Voices Across The Nation

## *Why Partner to Build Cheyenne and Arapaho Tribal College in Oklahoma?*


CHEYENNE & ARAPAHO TRIBAL COLLEGE
EST. 2006

**Dr. Henrietta Mann, first president, Cheyenne & Arapaho Tribal College, classes begin August 25, 2006, Weatherford, Okla.**

### Former president of Northwest Indian College tells importance of Native American institutions

LUMMI NATION — There are 37 tribal colleges in 15 states.

Cheryl Crazy Bull is former president of Northwest Indian College on the Lummi Nation near Bellingham, Washington. Reservation-based colleges, which sprang out of the American Indian Movement of the 1960s, offer special. stay-at-home educational opportunities.

Diné College, chartered by the Navajo Nation in 1968, was the nation's first Tribally chartered college. It was originally called Navajo Community College. The main campus is in Tsaile, Arizona.

"Tribal colleges are an outgrowth of the war on poverty, rise of the Civil Rights Movement, rise of populist education that everybody has a right to education," Crazy Bull says. "Tribal colleges rose out of the era of the Great Society. We have close ties to that experience."

Tribal colleges exist "so that students can have a place-based experience grounded in culture," Crazy Bull says. "I like to consider it a sanctuary where students come to learn. Native people have our own view of the world. A tribal college gives you a place to experience your view of the world — a valid view of the world."

NWIC serves Coast Salish people who fished rivers, lakes, bays and the Pacific Ocean. Some managed grassland, while others were hunters and gathers in the Pacific Northwest Woods. NWIC captures this heritage, offering a four-year degree in Native Environmental Sciences.

"It's intended to be a degree grounded in indigenous knowledge," says Crazy Bull. "Native people have a view of the natural world that formed that interrelatedness through observations of the world. It is communication you get in a spiritual way. It brings to environmental science a core of spiritual knowledge."

Crazy Bull, now the president and CEO of Denver-based American Indian College Fund, is an enrolled member of the Sicangu Band of the Lakota Nation, also known as the Rosebud Sioux Tribe.



**Cheryl Crazy Bull**, former president of Northwest Indian College on the Lummi Nation in Washington, is an expert on Native education.



**Sculptures**, like this canoe carved out of cedar ferrying three people, dot the campus of Northwest Indian College on the Lummi Nation.

GIBSON DUNN

**EXHIBIT D**



Rev. Albert C. Jones
130 South 500 East Suite 307
Salt Lake City, UT 84102
(801) 364-4187
**americadiversityplace@gmail.com**

November 26, 2012

| | |
|---|---|
| Jeffrey R. Immelt | Brackett B. Denniston III |
| Chairman and CEO | Secretary |
| GE | The General Electric Company |
| 3135 Easton Turnpike | 3135 Easton Turnpike |
| Fairfield, CT 06828 | Fairfield, CT 06828 |

Dear Messrs. Immelt and Denniston:

Albert C. Jones, shareowner of The General Electric Company since April 24, 2009, is available to deliver the keynote at the next annual meeting on Wednesday, April 24, 2013.

Rev. Jones' keynote is titled "We Are America, The Diversity Place," addressing corporate social responsibility and the imperative to increase high school graduation rates in the United States in a highly competitive, technologically advanced global marketplace.

Respectfully,

Albert C. Jones